Prenetics Announces Tencent’s US$30 Million Investment in Insighta, Strengthening Strategic Partnership for AI-Driven Early Cancer Detection

Hong Kong – October 15, 2024 – Prenetics Global Limited (NASDAQ: PRE), a leading health sciences company, today announced that Tencent has made a strategic US$30 million investment in Insighta, a Hong Kong-based early cancer detection company. This investment values Insighta at US$200 million and underscores Tencent’s endeavor to advancing AI-powered innovations in healthcare.

Following the transaction, Prenetics’ stake in Insighta will be reduced from 50% to 35%. Insighta’s co-founders will retain their 50% shareholding. As part of the agreement, Prenetics has received US$30 million in cash from the sale of secondary shares to Tencent, boosting its pro forma cash and other current short-term assets1 to over US$90 million at closing of the transaction. Tencent will also gain a seat on Insighta’s Board of Directors, to be held by Alexander Ng, President of Tencent Healthcare.

Insighta’s early cancer detection platform is powered by its proprietary FRAGMA technology, a cutting-edge system designed to detect DNA methylation aberrations in cell-free DNA (cfDNA) in bodily fluids such as blood. By identifying specific fragment patterns associated with cancer cells, FRAGMA enables non-invasive, highly accurate early epigenetics-based detection of multiple cancers. Epigenetics is the study of biochemical modifications of the genome without changes in DNA sequences. This ingenious approach in detecting fragmented DNA signatures allows the cost-effective detection of cancer, making FRAGMA a crucial innovation in cancer detection.

Insighta has commenced clinical trials in Mainland China, focusing initially on liver cancer, and will soon expand to include lung cancer detection. Insighta is also actively developing tests for additional cancer types, and plans on updating as appropriate.

With US$80 million in cash reserves, Insighta is well-capitalized to fund these trials and expedite the commercialization of its revolutionary cancer detection technology in the next few years.

“We are excited to welcome Tencent as a strategic investor,” said Professor Allen Chan, co-founder of Insighta. “Their expertise in AI, combined with our proprietary FRAGMA technology, positions us to make significant strides in improving early cancer diagnosis, which can greatly enhance patient outcomes worldwide.”

Tencent’s robust AI resources and healthcare expertise are expected to propel Insighta’s technological advancements even further. This is conducive to facilitating the widespread application of FRAGMA technology in early screening for multiple types of cancer, thereby improving prevention strategies for cancer.

“Tencent sees tremendous potential in Insighta’s FRAGMA-powered approach to early cancer detection,” said Alexander Ng, President of Tencent Healthcare. “We look forward to deepening our partnership with Insighta through various dimensions, including technical collaboration and financial investment. In the future, leveraging Tencent’s leading AI technology and service
1 Represents current assets, including cash and cash equivalents, financial assets at fair value through profit or loss, and trade receivables, amongst other accounting line items under current assets based on unaudited management account prior to the closing of the transaction.

platform, we will strive to improve the accuracy of early cancer detection using FRAGMA technology, reduce service costs, and further enhance accessibility. Together, we believe we can make significant progress in improving the accuracy of early cancer diagnosis and ultimately save lives.”

Danny Yeung, CEO of Prenetics, commented on the transaction: “This investment marks another significant step for Insighta as it continues its mission to transform cancer detection. With Tencent now on board, Insighta is well-positioned to accelerate clinical development and commercialization efforts. Prenetics remains committed to Insighta’s long-term success and will continue to support its groundbreaking work.”

ABOUT PRENETICS
Prenetics (NASDAQ:PRE), a leading health sciences company, is dedicated to advancing consumer and clinical health. Our consumer initiative is led by IM8, a new health and wellness brand and Europa, the largest sports distribution company in the USA. Our clinical division is led by Insighta, our $200 million joint venture focused on multi-cancer early detection technologies. This is followed by ACT Genomics, which has achieved FDA clearance for comprehensive genomic profiling of solid tumors, and CircleDNA, which uses NGS to offer comprehensive DNA tests. Each of Prenetics’ units synergistically enhances our global impact on health, embodying our commitment to ‘enhancing life through science’.
To learn more about Prenetics, please visit prenetics.com.

ABOUT TENCENT
Tencent uses technology to enrich the lives of Internet users. Its communication and social services, Weixin and QQ, connect users with each other and with digital content and services, both online and offline, making their lives more convenient. Its targeted advertising service helps advertisers reach out to hundreds of millions of consumers in China. Its FinTech and business services support our partners’ business growth and assist their digital upgrade. Tencent invests heavily in talent and technological innovation, actively promoting the development of the Internet industry. Tencent was founded in Shenzhen, China, in 1998. Tencent has been listed on the Main Board of the Stock Exchange of Hong Kong since 2004.

Investor Relations Contact:
Shannon Devine
MZ North America
shannon.devine@mzgroup.us
(203) 741-8811

Angela Cheung
Investor Relations / Corporate Finance
Prenetics Global Limited
angela.hm.cheung@prenetics.com